EXHIBIT 99.1

For Immediate Release 21-7-TR	Date:	February 17, 2021

Teck Announces Dividend

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that it will pay an eligible dividend of $0.05 per share on its outstanding Class A common shares and Class B subordinate voting shares on March 31, 2021, to shareholders of record at the close of business on March 15, 2021.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, zinc and steelmaking coal, as well as investments in energy assets. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com